

October 11, 2023

Brett Cooper
Partner
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, CA 94105

    Re: Sequans Communications S.A.
      Amended Schedule 14D-9 filed October 4, 2023
      Amended Schedule 13E-3 filed October 4, 2023
      File No. 005-86632

Dear Brett Cooper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amended Schedule 14D-9

Exhibit (c)(5), page 5

1. We note your response to prior comment 1 and your filing of a confidential treatment request for this exhibit. Comments on your application, if any, will be issued separately.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions